Games of Berkeley
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
900 · Cash Over/Short	1,226.64
49900 · Uncategorized Income	96,971.00
400 · Taxable Sales	1,710,467.62
440 · Non-Taxable Sales	91,179.61
450 · Taxable Discounts	25,000.00
460 · Taxable Returns	-1,080.15
495 · Earned Discount	21.96
Total Income	1,923,786.68
Cost of Goods Sold	
50000 · Cost of Goods Sold	-44,615.54
500 · Purchases	942,204.59
Total COGS	897,589.05
Gross Profit	1,026,197.63
Expense	
601 · Advertising & promotion	11,540.27
614 · Automobile Expense	
615 · Mileage Reimb & Gas	4,988.73
616 · Parking & tolls	1.00
Total 614 · Automobile Expense	4,989.73
628 · Bank Charges	
629 · Bank Charges- Merchant Fees	47,195.22
Total 628 · Bank Charges	47,195.22
642 · Charitable Donations	896.66
656 · Computer expense	
659 · Cool Vibes	216.82
658 · Software	16,601.16
Total 656 · Computer expense	16,817.98
684 · Depreciation	11,476.00
691 · Dues	1,352.89
719 · Interest Expense	22,749.96
726 · Insurance	7,078.00
747 · Legal & Accounting	3,194.97
761 · Maintenance & Repairs	13,667.86
775 · Operating Supplies	25,719.43
796 · Postage & delivery	25,348.82
824 · Rent	168,286.98
850 · Employee costs	
851 · Wages - Officer Salaries	43,999.80
852 · Wages - Other	525,046.38
859 · Payroll taxes	41,584.60
860 · Payroll Service Fees	4,565.20
863 · Employee health insurance	55,952.82
865 · Workmens comp ins	4,758.00
Total 850 · Employee costs	675,906.80
870 · Taxes & Licenses	2,188.38
875 · Telecommunications	5,687.43
880 · Travel and Entertainment	
881 · Meals & entertainment	331.27
Total 880 · Travel and Entertainment	331.27

Games of Berkeley
Profit & Loss
January through December 2021

	Jan - Dec 21
896 · Utilities	17,826.52
Total Expense	1,062,255.17
Net Ordinary Income	-36,057.54
Other Income/Expense	
Other Income	
909 · Other Income	
496 · Forgiven Debt	22,749.96
909 · Other Income - Other	125,000.00
Total 909 · Other Income	147,749.96
Total Other Income	147,749.96
Net Other Income	147,749.96
Net Income	**111,692.42**

Games of Berkeley
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
106 · Petty Cash	181.86
107 · Cash in Drawer	1,346.00
109 · Checking - BofA	175,202.05
Total Checking/Savings	176,729.91
Other Current Assets	
130 · Inventory	371,343.22
150 · Employee Payroll Advance	5,850.00
Total Other Current Assets	377,193.22
Total Current Assets	553,923.13
Fixed Assets	
154 · Leasehold Improvements	109,932.99
151 · Equipment	29,015.60
153 · Computer equipment	5,275.00
155 · Furniture & Fixtures	112,952.02
160 · Accumulated Depreciation	-152,852.00
Total Fixed Assets	104,323.61
Other Assets	
182 · Security Deposit	12,000.00
Total Other Assets	12,000.00
TOTAL ASSETS	**670,246.74**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
201 · Accounts Payable - Trade	96,156.54
Total Accounts Payable	96,156.54
Credit Cards	
204 · BofA Cash Rewards (MC)	17,987.61
202 · Amex Plum Card (AMEX)	2,176.50
Total Credit Cards	20,164.11
Other Current Liabilities	
122 · Other - Revenue Clearing	-6,402.31
123 · Deposits - Revenue Clearing	-1,138.44
206 · Gift Certificate	54,015.20
215 · Sales Tax Payable	29,613.51
Total Other Current Liabilities	76,087.96
Total Current Liabilities	192,408.61
Long Term Liabilities	
112 · PPP2	94,780.00
111 · EIDL Loan	159,900.00
110 · PPP Loan	642.98
251 · Notes payable	455,000.00
Total Long Term Liabilities	710,322.98
Total Liabilities	902,731.59

Games of Berkeley
Balance Sheet
As of December 31, 2021

	Dec 31, 21
Equity	
300 · **Common Stock**	455,147.00
310 · **Addt'l Paid in Capital**	575,000.00
390 · ***Retained Earnings**	-1,385,800.27
Net Income	123,168.42
Total Equity	-232,484.85
TOTAL LIABILITIES & EQUITY	670,246.74

Games of Berkeley
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	111,692.42
Adjustments to reconcile Net Income	
to net cash provided by operations:	
131 · Prepaid CA Franchise Tax	133.00
130 · Inventory	-44,615.54
150 · Employee Payroll Advance	-5,850.00
201 · Accounts Payable - Trade	41,833.45
204 · BofA Cash Rewards (MC)	-4,875.31
202 · Amex Plum Card (AMEX)	-17,698.00
203 · Chase Ink (VISA)	-13,017.46
122 · Other - Revenue Clearing	-6,402.31
123 · Deposits - Revenue Clearing	-1,895.42
206 · Gift Certificate	5,431.50
215 · Sales Tax Payable	-5,902.27
Net cash provided by Operating Activities	58,834.06
INVESTING ACTIVITIES	
154 · Leasehold Improvements	-20,500.00
155 · Furniture & Fixtures	-13,563.89
160 · Accumulated Depreciation	11,476.00
Net cash provided by Investing Activities	-22,587.89
FINANCING ACTIVITIES	
112 · PPP2	94,780.00
110 · PPP Loan	-96,971.00
390 · *Retained Earnings	-133.00
Net cash provided by Financing Activities	-2,324.00
Net cash increase for period	33,922.17
Cash at beginning of period	142,807.74
Cash at end of period	**176,729.91**